CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA +1 (646) 386 8128 Main cfn@cfnllc.us Email

January 3, 2025

Via EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eric McPhee
Mark Rakip
Catherine De Lorenzo
Jeffrey Gabor

Re:	Masonglory Limited (CIK No. 0002020228)
Amendment no.2 to Registration Statement on Form F-1
Submitted December 13, 2024
File No. 333-283046
Response to the Staff’s Comments Dated December 20, 2024

Dear Sirs/Madams,

On behalf of our client, Masonglory Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 20, 2024 on amendment no.2 to the Company’s registration statement on Form F-1 filed on December 13, 2024. Concurrently with the submission of this letter, the Company is submitting its amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated December 20, 2024 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment 2 to Form F-1

Exhibit Index, page II-5

1.	Please amend to provide an updated consent from your independent registered public accounting firm.

Response: In response to the Staff’s comment, we have filed an updated consent from the Company’s independent registered public accounting firm under exhibit 23.1 of the Amended Registration Statement.

General

2.	Please file the form of underwriting agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, we have filed the form of underwriting agreement under exhibit 1.1 of the Amended Registration Statement.

Please contact Sanny Choi or Clement Au of CFN Lawyers LLC at +1 (646) 386 8128 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Name:	Sanny Choi
Title:	Managing Counsel